Exhibit 12.2
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Nine months ended September 30,	Twelve Months Ended
		December 31,
	2018	2017	2016	2015	2014	2013
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$211,343	$257,609	$226,427	$239,211	$208,903	$253,001
Adjust for distributed income of equity investees	10,510	13,733	12,861	1,060	(7,228)	4,659
Fixed charges, as below	72,630	94,191	93,615	93,164	89,751	89,819
Total earnings, as defined	$294,483	$365,533	$332,903	$333,435	$291,426	$347,479

Fixed charges, as defined:
Interest charges (1)	$71,520	$92,354	$92,006	$91,762	$88,034	$88,309
Rental interest factor	1,110	1,837	1,609	1,402	1,717	1,510
Total fixed charges, as defined	$72,630	$94,191	$93,615	$93,164	$89,751	$89,819
Ratio of earnings to fixed charges	4.05x	3.88x	3.56x	3.58x	3.25x	3.87x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$211,343	$257,609	$226,427	$239,211	$208,903	$253,001
Adjust for distributed income of equity investees	10,510	13,733	12,861	1,060	(7,228)	4,659
Supplemental fixed charges, as below	72,846	94,401	93,833	93,406	90,095	90,324
Total earnings, as defined	$294,699	$365,743	$333,121	$333,677	$291,770	$347,984

Supplemental fixed charges:
Interest charges (1)	$71,520	$92,354	$92,006	$91,762	$88,034	$88,309
Rental interest factor	1,110	1,837	1,609	1,402	1,717	1,510
Supplemental increment to fixed charges (2)	216	210	218	242	344	505
Total supplemental fixed charges	$72,846	$94,401	$93,833	$93,406	$90,095	$90,324
Supplemental ratio of earnings to fixed charges	4.05x	3.87x	3.55x	3.57x	3.24x	3.85x

(1) FIN 48 interest is not included in interest charges.
(2) Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.